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                                 Gary R. Henrie
                                 Attorney at Law
1688 E. 1460 N.                                          Telephone: 702-616-3093
Logan, UT 84341                                          Facsimile: 435-753-1775
                                                      E-mail: grhlaw@comcast.net


THE  UNITED  STATES  SECURITIES
AND  EXCHANGE  COMMISSION
Mr.  Robert  Burnett
Staff  Accountant
450  Fifth  Street,  N.W.,  Mail  Stop  0304
Washington,  D.C.  20549-0304

     RE:     SALMON  EXPRESS,  INC.  (THE  "COMPANY")
     FORM  8-K  FILED  SEPTEMBER  22,  2004  ("ORIGINAL  FILING")
     FORM  8-K/A  FILED  MARCH  21,  2005  ("AMENDED  FILING")
     FILE  NO.  333-111966

Dear  Mr.  Burnett:

On March 21, 2005, the Company filed its amended filing. The amended filing included changes to the original filing in response to the comments of the Securities and Exchange Commission Staff in their comment letter to the Company dated October 29, 2004. In addition to the amended filing, the Company hereby acknowledges that:

- the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking an action with respect to the filing; and

- the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very  truly  yours,

/s/ Gary R. Henrie

Gary  R.  Henrie
Securities  Counsel  to  the  Company